EXHIBIT 12.3

PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In thousands, except ratio)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$38,534	$40,541	$39,408	$36,801	$48,067
Amortization of debt premium, discount and expenses	4,618	2,871	2,856	3,036	2,958
Other interest	9,799	3,956	1,921	1,719	3,859
Estimated interest factor of lease rental charges	16,630	16,448	16,954	16,406	17,006
Interest capitalized	3,738	1,946	1,054	752	909
Total Fixed Charges	73,319	65,762	62,193	58,714	72,800

Preferred dividend requirements	781	815	746	891	859

Total Fixed Charges and Preferred Dividend Requirements	$74,101	$66,577	$62,938	$59,605	$73,659

Earnings, as defined by the Securities and Exchange
Commission:

Earnings before income taxes	$34,611	$89,657	$51,034	$114,690	$74,400
Fixed charges as above	73,319	65,762	62,193	58,714	72,800
Interest capitalized	(3,738)	(1,946)	(1,054)	(752)	(909)

Earnings Available for Fixed Charges	$104,192	$153,473	$112,173	$172,652	$146,291

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.41	2.31	1.78	2.90	1.99